UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 23, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Patni Acquires Life Sciences Services Company Taratec for $27 million

•                  Acquires high-end Life Science consultancy capability in the areas of Regulatory Compliance, Analytics, Drug Safety, and Pharmacovigilance

•                  Gains complementary capabilities in integrated services

•                  Gains access to a marquee client base

Cambridge, MA, July 23, 2007 — Patni Computer Systems (NYSE: PTI), a global IT services provider, announced the acquisition of Bridgewater, N.J.-based Taratec Development Corp. through Patni Computer Systems Inc. a wholly owned subsidiary of the Company, for an aggregate price of $27.2 million in cash including contingent consideration.  With more than $20m in annual revenues, Taratec is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

This acquisition is in line with Patni’s strategy of enhancing its market specific services and provides additional capability to support the growing and diverse requirements of the Life Sciences market, from pharmacovigilance to demand-driven supply chains.  Patni can now offer a global delivery model that provides end-to-end capabilities complete with established, life science expertise in specific, high-demand areas.

“Taratec brings deep domain expertise in the Life Sciences industry, excellent understanding of this regulated industry, long-term client relationships with the industry’s leading companies and a fantastic reputation of service delivery in the industry,” said Sunil Chitale, Senior Vice President and head of the manufacturing practice at Patni. “Their 20 years of Life Science consulting experience, coupled with Patni’s integrated solutions model, strength in Supply Chain, Enterprise Applications deployment and Business Process Outsourcing will provide customers with a highly reliable service delivery model that can support any aspect of their business or technology lifecycle.”

“Patni has the global presence, scale, organizational structure and complementary solutions to ensure overall business success,” said Mark Kolb, Taratec CEO. “The Life Sciences market is going through a dramatic change. Patni’s ability to support a wide variety of engagement models with a broad service portfolio will enable us to meet these needs. I am extremely excited at this opportunity.”

“The cost of clinical product development in a regulated environment combined with the continued need for meeting stringent standards is putting immense pressures on organizations’ operations and corporate governance,” said Paul Thomas, President and CEO of LifeCell Corporation, a Taratec customer that develops and markets innovative tissue repair products.  “We see the combination of Taratec’s regulatory compliance and systems lifecycle management expertise, and Patni’s global delivery capability as the best of both worlds. These combined efforts will enable organizations to make the necessary changes in their business operations that will support profitability, safety and quality goals while reducing product time-to-market.”

About Taratec:

Taratec is a leading life science consulting company that provides integrated business, information technology, regulatory compliance, pharmacovigilance and drug safety solutions to pharmaceutical, biotechnology, and medical device organizations around the world. Taratec’s services span the drug development life cycle, from R&D through manufacturing and distribution, and into post-marketing. Since its founding in 1984, Taratec has provided services to the vast majority of the world’s most successful and prestigious life science organizations, including 18 out of the 20 largest companies. Taratec is headquartered in Bridgewater, N.J., with an operations center in San Juan, Puerto Rico. For more information, please visit www.taratec.com.

About Patni Computer Systems:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, telecommunications and media, and its technology-focused practices.

With an employee strength of over 12,000; multiple global development centers spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.  The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.   The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Contacts:
Tony Viola	Andy Dear
Tony.Viola@patni.com	patni@pancomm.com
617-914-8255	978-474-1900.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 23, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary